Exhibit (a)(ii)


               Century Properties Growth Fund XXII
              5665 Northside Drive, N.W., Suite 370
                     Atlanta, Georgia  30328



                                                         June 2, 1995


Dear Limited Partner:

  Enclosed is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by DeForest Ventures I L.P. (the "Purchaser") to purchase limited partnership units.

  The general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the offer. Unitholders should note, however, that the Partnership has entered into a contract for the sale of one of its properties, which sale is subject to the buyer's satisfactory completion of its due diligence review. If this sale is consummated on its current terms, the Partnership expects to distribute the net proceeds from such sales of approximately $38 per Unit. In addition, the Partnership would continue to own nine other properties. Unitholders who tender their Units will not be entitled to receive any distributions from the Partnership on account of the property sale or otherwise.

  Limited partners are advised to carefully read the enclosed Schedule 14D-9.


                                  Century Properties Growth Fund XXII